[redacted]

08004618

082-34843

SEC
Mail Processing
Section

AUG 22 2008

Washington, DC
101

PROCESSED

SEP 02 2008

THOMSON REUTERS

SUPPL

EINSCHREIBEN

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549

13. August 2008

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our adhoc announcements of 06th May 2008, of 19th May 2008, 19th June, 20th June, 06th August 2008, the Report on the First Quarter 2008 and the Report on the First Half 2008
The exact information of registration can be taken from the attached copy print.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PALFINGER AG
Anton Graf
Investor Relations

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

www.palfinger.com
PALFINGER
PALFINGER AG
F.-W.-Scherer-Straße 24-28
A-5101 Bergheim-Salzburg/Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84
E-mail: info@palfinger.com

PALFINGER

Adhoc - R E L E A S E

PALFINGER again achieved record results in the first quarter 2008

in million EUR	Q1 2008	%	Q1 2007	Q1 2006
Revenue	208.9	+ 28.7%	162.4	140.1
EBITDA	34.3	+ 26.2%	27.2	20.7
EBIT	29.6	+ 23.7%	24.0	17.5
EBIT margin	14.2%	–	14.8%	12.5%

Bergheim, Salzburg, 6 May 2008

The PALFINGER Group continued to pursue its growth strategy in the first quarter 2008 and once again reported a record quarter both in terms of revenues and earnings. Sales revenue rose by 28.7 percent, from EUR 162.4 million in the first quarter 2007 to EUR 208.9 million. EBIT rose to EUR 29.6 million and exceeded the previous year's figure by 23.7 percent. The EBIT margin amounted to 14.2 percent as compared to 14.8 percent in the first quarter of the previous year. Around EUR 16 million of the increase were generated by the acquisition of MBB, which took place at the end of 2007.

In the period under review the operating cash flow increased to EUR 10.9 million from EUR 7.9 million in the same period of the previous year. The gearing ratio went up due to the investment programme, but at 28.7 percent (31 December 2007: 26.7 percent) it is still at a very low level.

In the first quarter 2008 PALFINGER formed a new segment called VENTURES, which comprises all strategic initiatives of the Group – both regional and product-oriented – from their development phase up to operational maturity. The aim of separating this area from the operating business is to guarantee a targeted focus on building up new fields of business and continuing market development.

The Annual General Meeting held on 26 March 2008 resolved to cancel 1,405,000 shares owned by the Company in order to adjust the Company's capital structure. The cancellation of the shares is scheduled for the end of May 2008.

From today's point of view, the trend of the market is positive in spite of weaknesses in individual markets even though no overheating as in the previous year is recognisable. The macro-economic development in 2008 will remain a substantial factor.

At present management expects an increase in revenues of around 15 percent for the total year 2008. Approximately half of this growth is to be generated organically and the other half as a result of the acquisition of the MBB Group.

For further information please contact:
Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel. +43 662 46 84-2275
a.graf@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

PALFINGER

Adhoc - R E L E A S E

Wolfgang Anzengruber remains CEO of PALFINGER AG

Bergheim, Salzburg, 19 May 2008

The Supervisory Board of PALFINGER AG has renewed Wolfgang Anzengruber's management contract, which expires on 31 August 2008, for a period of five years.

Wolfgang Anzengruber has been the CEO of PALFINGER AG since 2003 and in addition to his usual CEO responsibilities is also in charge of the Group's finances.

For further information please contact:

Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

PALFINGER

Adhoc - INFORMATION

Herbert Ortner to become Chief Executive Officer of PALFINGER AG

- Wolfgang Anzengruber will remain CFO until the end of August 2008
- New CFO will be appointed in early 2009

Bergheim, Salzburg, 19 June 2008

The Supervisory Board appointed Chief Marketing Officer Herbert Ortner PALFINGER AG's new CEO today. He will take over the office from Wolfgang Anzengruber with immediate effect.

Herbert Ortner (39) was global Business Unit Manager for industrial hoses at the public listed Semperit Group until 2001. He then joined PALFINGER, where he developed the spare parts, equipment, and service business before being appointed to the Management Board in 2003. The focus of his activities as Chief Marketing Officer included PALFINGER's railway applications, tail lifts, transportable forklifts, and aerial work platforms, as well as the further expansion of the service business.

The incumbent CEO Wolfgang Anzengruber will stay in office as per current agreement until the end of August 2008 and remain in charge of finances until he leaves the Company.

The Management Board of PALFINGER AG will continue to be composed of four members. The search for a successor in office has already started; the Company plans to appoint a new Chief Financial Officer in early 2009. With effect as of September 2008 the new Chief Executive Officer Herbert Ortner will take over responsibility for the Group's finances on an interim basis.

For further information please contact:

Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

PALFINGER

Ad-hoc R E L E A S E

- **PALFINGER plans takeover of ELEVANT aerial working platforms unit from WUMAG GmbH**

Bergheim, Salzburg, 20 June 2008

PALFINGER AG, which is listed on the Vienna Stock Exchange and headquartered in Salzburg, is in the final stages of taking over the ELEVANT aerial working platforms unit of WUMAG GmbH. The contracts have already been negotiated, and the approval of the Supervisory Board of PALFINGER AG and the Advisory Board of WUMAG GmbH has been secured as of today. The antitrust authorities are likely to approve the takeover in summer 2008.

Since the final negotiations were successful, the portfolio of PALFINGER AG will be supplemented and revenues increased by approximately 5 percent.

For further information please contact:

Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

PALFINGER

Adhoc - R E L E A S E

PALFINGER continued growth in the first half 2008

- Revenues and earnings once again reached record level
- Market development indicated slowdown in growth
- Group still expects double-digit increase in revenue throughout 2008

in million EUR	HY1 2008	%	HY1 2007	HY1 2006
Revenue	423.5	+ 24.3%	340.6	289.0
EBITDA	69.2	+ 19.4%	58.0	45.8
EBIT	59.6	+ 16.9%	51.0	39.0
EBIT margin	14.1%	–	15.0%	13.5%

Bergheim, Salzburg, 6 August 2008

In spite of an increasingly uncertain economic environment, the PALFINGER Group once again reported record figures, both in terms of revenues and earnings, in the first half 2008. Revenues increased by 24.3 percent, from EUR 340.6 million in the first half 2007 to EUR 423.5 million. EBIT rose to EUR 59.6 million, exceeding the previous year's figure of EUR 51.0 million by 16.9 percent. The EBIT margin amounted to 14.1 percent as compared to 15.0 percent in the first half of the previous year.

The performance of the individual markets in which PALFINGER is active varied greatly during the period under review. The crane business in Europe and the good capacity utilisation in the production areas remained the supporting pillars of the increases in revenues and earnings. In addition, the MBB Group, which was taken over at the end of 2007, contributed around EUR 33 million to the growth in revenues. However, the tail lift business is characterised by lower margins than the crane business. The costs incurred for the relocation of all tail lift activities to the headquarters of MBB, which took place in the first half year, were also reflected in the results.

The macro-economic development will remain an important factor for the further business development in the second half 2008. From today's point of view, the future market development is regarded as ambivalent.

On the basis of the strong first six months and the inorganic growth achieved in 2008, management expects double-digit revenue growth throughout 2008, even though the growth rates will fall short of those recorded in previous periods. The uncertain market situation is likely to result in a reflection of seasonal differences, with higher growth figures in the first half, in decreased organic revenues in the second half 2008.

The turnaround in HYDRAULIC SYSTEMS is also going to support the development of results throughout 2008. At the same time, however, it must be taken into consideration that PALFINGER has increased the importance of tail lifts, which generate lower margins than cranes, within the Group by acquiring MBB. In addition, the initial consolidation of the ELEVANT unit of WUMAG GmbH will probably result in a dilution of the EBIT margin.

Against this backdrop and taking into consideration the weaker market environment, management expects a decline in the consolidated EBIT margin.

For further information please contact:
Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

PALFINGER

QR-0108

Report on the
First Quarter 2008

The Building Blocks of Success



PALFINGER Financial Highlights

TEUR	Q1 2008	Q1 2007	Q1 2006	Q1 2005	Q1 2004
Income statement					
Revenue	208,944	162,396	140,108	121,736	86,391
EBITDA	34,333	27,203	20,687	19,707	8,856
EBITDA margin	16.4%	16.8%	14.8%	16.2%	10.3%
EBIT	29,639	23,969	17,468	17,107	6,062
EBIT margin	14.2%	14.8%	12.5%	14.1%	7.0%
Profit before tax	29,635	26,682	17,447	17,033	5,538
Consolidated net profit for the period	22,263	19,646	12,547	12,835	3,553
Balance sheet					
Total assets	570,832	451,404	389,280	334,060	288,566
Non-current operating assets	244,079	168,399	148,059	123,289	113,576
Net working capital (as of the reporting date)	126,427	95,081	80,503	68,305	60,073
Capital employed (as of the reporting date)	370,506	263,480	228,562	191,594	173,649
Liabilities	282,896	206,058	192,201	170,671	153,694
Equity	287,936	245,346	197,079	163,390	134,872
Equity ratio	50.4%	54.4%	50.6%	48.9%	46.7%
Net debt	82,570	18,134	31,482	27,311	38,039
Gearing	28.7%	7.4%	16.0%	16.7%	28.2%
Cash flow and investment					
Cash flows from operating activities	10,881	7,890	6,188	4,436	(2,328)
Free cash flow	2,809	(6,891)	4,888	1,872	(4,790)
Investment in property, plant, and equipment	12,523	15,712	3,648	3,346	1,941
Depreciation, amortisation, and impairment	4,694	3,234	3,219	2,600	2,794
Payroll					
Average payroll during the reporting period[1])	4,462	3,666	3,371	2,858	2,412

[1]) Consolidated Group companies excluding equity shareholdings, as well as excluding apprentices, temporary workers, and workers employed for only very short periods.

Economic Background

In the first quarter 2008 the pace of global economic growth was slackened by the current financial crisis. The International Monetary Fund (IMF) currently estimates that the global economy will grow at a rate of 3.7 percent in 2008. The strongest deceleration was observed in the developed economies, in particular in the US, but Western Europe was affected as well. Although the emerging and developing markets, headed by China and India, have not yet been impacted too heavily by these developments, a slowdown is beginning to show in some countries.

The economy in the US recorded a distinct decline in domestic demand, in particular in the housing sector, as compared to the previous quarter and is approaching a mild recession. However, according to the IMF the US economy is expected to pick up slightly in 2009. The eurozone performed relatively well in spite of the massive crisis in the financial markets and the stagnation in the US, but economic forecasts have nevertheless been lowered. Developments in some of Europe's national markets such as Ireland, Spain, and Great Britain raised the question as to what extent the US subprime debacle might be carried over to Europe. It is possible that its impacts could be absorbed by the heterogeneity of the EU market and the resulting financial stability.

After a very strong performance in 2007, signs of a slight slowdown were observed in Asia from the end of the year onwards, but growth remained at a high level and domestic demand was robust. All in all, China's economy is expected to once again record double-digit growth figures for this year.

It seems as if the economic crisis in the US is not going to have particularly strong repercussions on the Latin American markets. On the basis of the relatively strong diversification of foreign trade and the robust domestic demand, Brazil expects an economic growth rate of 4.8 percent for 2008.

While the US dollar was under pressure due to the US economic situation, the euro benefited from the dampened expectations for the federal funds rate and continued to rise against the US dollar, reaching 1.58 on 31 March 2008. The Chinese yuan and the Brazilian real showed similar developments in the first quarter 2008. International stock markets recorded further losses and only in the US were declines in prices moderate. Stock market volatility remained high.

After a temporary drop in February, the oil price continued its upward trend. At the end of the quarter the price for one barrel of Brent was USD 104.86, a long-term correction of the current excessive prices is not expected to take place before around the end of 2008.

Interim Report for the Period Ended 31 March 2008

Development of Revenue
TEUR


250,000
200,000
150,000
100,000
50,000
0
Q1 2008 | 208,944
Q1 2007 | 162,396
Q1 2006 | 140,108

Development of EBIT
TEUR


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Q1 2008 | 29,639
Q1 2007 | 23,969
Q1 2006 | 17,468

Group Performance

The PALFINGER Group continued to pursue its growth strategy in the first quarter 2008 and once again reported a record quarter both in terms of revenues and earnings. Sales revenue rose by 28.7 percent, from EUR 162.4 million in the first quarter 2007 to EUR 208.9 million. EBIT rose to EUR 29.6 million and exceeded the previous year's figure by 23.7 percent. The EBIT margin amounted to 14.2 percent as compared to 14.8 percent in the first quarter of the previous year. Around two thirds of this gain in revenues was due to organic growth. Around EUR 16 million of the increase were generated by the acquisition of MBB, which took place at the end of 2007.

The increase in revenues reflected PALFINGER's stronger market position. The crane business in Europe and the high capacity utilisation in the production areas still form a solid basis for the improvement of revenues and earnings. In addition, output in the crane area was augmented due to the fact that the Company's investment programme is at an advanced stage.

Delivery times were reduced in the first quarter 2008 and now correspond to those of large trucks on which the PALFINGER products are mounted. This was made possible both by the capacity expansion and the market developments. The performance of the individual markets on which PALFINGER is active varied greatly. While Spain and Great Britain suffered declines and the US market remained at a very low level, demand continued to rise in South America. In Asia, where PALFINGER is currently setting up a production location, a positive trend was evident. Another market with high potential is Eastern Europe, which is still recording double-digit growth rates and contributes to compensating for the declines in other markets. All in all, the demand situation in the market continues to be positive although the economic climate is no longer as overheated as in 2007.

Material prices continued to rise in the first quarter 2008, which caused PALFINGER to adjust most of its sales prices accordingly at the beginning of the year. Given the high number of orders on hand, this increase in prices will, however, have a delayed impact on results. In the period under review results were also influenced by the transfer of all tail lift activities to MBB. By the middle of the year 2008 the PALGATE product division will be fully merged into MBB and the capacities released will be used for expansion in the field of crane assembly. Management regards the EBIT margin of 14.2 percent at Group level as another confirmation of the Company's profitable growth strategy.

Group Assets, Finances, and Earnings

The consistent growth of PALFINGER was also continued in the first quarter 2008. **Revenue** rose by EUR 46.5 million to EUR 208.9 million (Q1 2007: EUR 162.4 million), corresponding to an increase of 28.7 percent.

Net working capital amounted to EUR 126.4 million (31 December 2007: EUR 134.7 million) and was primarily impacted by the stepping up of inventories along the value-creation chain as well as an increase in trade receivables resulting from the fact that revenue grew significantly. The 42.2-percent increase in other current liabilities as compared to the year end 2007 is largely attributable to dividend payments in the amount of EUR 24.7 million as approved by the Annual General Meeting on 26 March 2008 and distributed on 2 April 2008. Hence the **capital employed** was EUR 370.5 million on the reporting date (31 December 2007: EUR 373.1 million).

In the period under review the **operating cash flow** went up to EUR 10.9 million from EUR 7.9 million in the same period of the previous year, which was primarily due to the positive development of earnings in the first quarter 2008.

At 50.4 percent as of the end of the quarter (31 December 2007: 55.8 percent), the **equity ratio** continued to be on a high level. The **gearing ratio** went up due to the utilisation of short-term credit limits as increased funds were required in connection with the comprehensive investment programme, but at 28.7 percent (31 December 2007: 26.7 percent) it is still at a very low level.

Other Events

With the acquisition of MBB, PALFINGER has entered the market for tail lifts in additional countries such as, for instance, the US, in which the Group had not yet been present with this product area before. Since the beginning of 2008 PALFINGER, in cooperation with the MBB Group, has consistently implemented the international growth strategy of this division.

Under its current investment programme PALFINGER plans further investments worth around EUR 60 million in 2008, part of which is to be spent on further capacity expansion. In recent months the agreed extension programme was put into final form. This second stage will become effective primarily outside the existing core markets. It will not start before the end of 2008 with the exact starting date depending on economic development.

The Annual General Meeting held on 26 March 2008 resolved to distribute a dividend in the amount of EUR 0.70 (previous year: EUR 0.55) per share, which corresponds to a dividend yield of 2.1 percent relative to the average price for 2007. Moreover, it was resolved to cancel 1,405,000 shares owned by the Company with a carrying amount

of EUR 6.5 million in order to adjust the Company's capital structure. PALFINGER AG will retain 400,000 shares, which will be used for the purposes of existing and future stock option programmes. The cancellation of the shares is scheduled for the end of May 2008. The Annual General Meeting also approved a change in auditor. From 2008 onwards the financial statements will be audited by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H.

Investor-relations services continued consistently in the first quarter 2008. In spite of the excellent business ratios and an intensive investor-relations strategy with international road shows, investors' meetings, stock exchange information days, and investors' fairs the PALFINGER share could not completely avoid the turbulence in the stock exchange world and thus in the period under review recorded a loss of more than 10 percent. As of 25 March 2008, the share was re-included in the ATX, the leading stock market index of the Vienna Stock Exchange, and on 31 March 2008 the share closed at EUR 22.53.

In the first quarter 2008 PALFINGER formed a new segment called VENTURES, which comprises all strategic initiatives of the Group – both regional and product-oriented – from their development phase up to operational maturity. At the same time, segment reporting was focused on the product divisions and the newly created segment, thereby harmonising the external reporting with the internal controlling structure. The previous year's figures for the segments CRANES and HYDRAULIC SYSTEMS & SERVICES have been adjusted accordingly.

Performance by Segment

CRANES

The high order backlog at the beginning of the quarter in combination with increased capacity and productivity as compared to the previous year, made yet another record quarter possible in this segment. In the first quarter 2008 revenues in the CRANES segment increased by 21.9 percent as compared to the same quarter of the previous year, from EUR 117.9 million to EUR 143.7 million. EBIT rose from EUR 24.4 million to EUR 31.4 million, which corresponds to an increase of 28.7 percent. These excellent results reflect the continued trend towards higher performance classes and higher fitting variants in the case of replacement investments and have resulted in a further improvement of the EBIT margin.

Even though all regions made their contributions to the growth achieved, increases in revenues in France, Germany, Scandinavia, Eastern Europe, and Russia were particularly noteworthy. As bottlenecks in the truck trailer industry and extensions of delivery times for trucks became more frequent, PALFINGER encouraged dealers to reconsider their wildcard orders in the first quarter 2008. This measure, in combination with the capacity increases achieved, resulted in a clear shortening of delivery periods. As a consequence, capacity planning for the upcoming quarters of 2008 has been adapted to the changed market situation, with figures ranging above the previous year's level.

The EPSILON business continued to be characterised by good market conditions, as reflected by the high number of new orders particularly in Austria, Germany, and France in the traditional on-road area. In spite of increases in capacity no substantial reduction in delivery times has been achieved in the EPSILON area so far.

HYDRAULIC SYSTEMS & SERVICES

In the HYDRAULIC SYSTEMS & SERVICES segment revenue went up by 46.7 percent as compared to the first quarter 2007, from EUR 44.5 million to EUR 65.2 million. Around EUR 16 million of this increase were contributed by the acquisition of the MBB Group at the end of 2007. EBIT came to EUR – 1.1 million, which is below the previous year's figure of EUR – 0.3 million. This decrease was caused primarily by the transfer of all former tail lift activities to the MBB site in Germany and the subsequent discontinuation of PALGATE production in Austria. This concentration is scheduled to be completed by the middle of 2008.

The PALIFT division recorded a 50-percent increase in earnings as compared to the same quarter of the previous year. The projects to increase output, which are being implemented at the moment, were supported in the first quarter by a stronger focus on market development.

In the TAIL LIFT product division the implementation of the internationalisation strategy is in full swing with the initial consolidation of MBB. The phase-out of assembly of the former product line PALGATE and the poor development of the US dollar prevented the results from being more pronounced.

In the RAILWAY business, existing orders were executed in the first quarter 2008 and new projects initiated. Due to changes in the project mix regarding both products and countries pre-production costs were incurred, which resulted in a considerable short-term decrease of the EBIT margin in spite of an increase in revenues.

As in the previous quarters the CRAYLER product area saw a different development in Europe than in North America. While in Europe the same level of revenues and earnings as in the previous year was achieved, business in North America was still affected by the decline of the market.

In the BISON division the first aerial platforms from the trend-setting 3.5 t TA series were delivered. Short-term bottlenecks in the supply of telescopes dampened expected revenues. Nevertheless the success of the newly introduced measures – including in the framework of the restructuring processes within the PALFINGER organisation – was seen in the improvement of results as compared to the same quarter of the previous year.

In spite of the early Easter and the poor development of the US dollar, revenues in the SERVICES area reached the same level as in the previous year. The current development and expansion of the supporting service activities, in particular in Asia and South America, led to the results in this area staying slightly below the figures achieved in the previous year.

VENTURES

In its newly created VENTURES segment PALFINGER bundles all future projects at their development stages. The aim of separating this area from the operating business is to guarantee a targeted focus on building up new fields of business and continuing market development. Moreover, a special pool of employees, composed of internal and external members, will be set up for the strategic activities, which amongst other things will closely cooperate with external educational institutes. This is done primarily to ensure the availability of sufficient personnel in order to meet PALFINGER's growth targets.

In the first quarter 2008 PALFINGER started to expand its assembly plant in Shenzhen, China, into a production location. On the basis of the market experience gained during the previous year, the Company decided to not only continue with the assembly but also start manufacturing components for hook loaders in this promising market. This step was in line with PALFINGER's strategy to build up local production sites for the respective markets in the medium-term. The advantage is that specific features of the market can be taken into account, dependency on third-party suppliers is reduced, and at the same time independence from exchange rates is gained, and long transport routes are no longer necessary.

As the projects included in this segment do not generate revenues, only their costs are reported. In the first quarter 2008 EBIT in the VENTURES segment amounted to EUR – 0.7 million.

Outlook

From today's point of view, the trend of the market is positive in spite of weaknesses in individual markets even though no overheating as in the previous year is recognisable. Declines in the US or in Spain are expected to be compensated by the strongly growing markets in Eastern Europe and Asia. Nevertheless, the macro-economic development in 2008 will remain a substantial factor. If the European real economy should become more heavily affected by the present financial crisis, this would also have a negative impact on the business development of the PALFINGER Group.

The continued strong demand for PALFINGER products and the related high order backlog guarantee the good visibility of the Company for the months to come. On this basis, management expects continued growth throughout 2008.

The business development over the course of the year will probably reflect seasonal differences with higher growth figures in the first half and slowed down growth in the second half – due to the weaker summer months and fewer working days. From today's point of view an increase in revenues of around 15 percent is expected for the total year. Approximately half of this growth is to be generated organically and the other half as a result of the acquisition of the MBB Group.

After completion of the tail lift transfer, turnaround in HYDRAULIC SYSTEMS should also support the development of results throughout 2008. At the same time, however, it is to be borne in mind that with the acquisition of MBB, PALFINGER has given more weight within the Group to the tail lift area, which compared to the crane sector is lower in margins.

The investment programme currently still underway will be completed in 2008. On the basis of the increase in capacities already achieved, the focus will now be increasingly on exploiting the potential for optimisation of the effectiveness and efficiency of the production processes. This will put PALFINGER in a position to continue to shorten delivery periods and strengthen and expand its strong position as a market leader.

Consolidated Balance Sheet

TEUR	Note	31 March 2008	31 Dec 2007	31 March 2007
ASSETS				
Non-current assets				
Intangible assets		53,099	54,609	30,497
Property, plant, and equipment		155,825	149,990	111,356
Investment properties	1	1,124	0	0
Investments in associated companies	2	12,879	11,951	11,148
Deferred tax assets		19,018	19,663	13,554
Other non-current assets		2,683	2,732	2,734
		244,628	**238,945**	**169,289**
Current assets				
Inventories	3	167,013	151,894	125,784
Receivables and other current assets	4	153,745	133,112	125,893
Current tax receivables		1,464	1,121	113
Cash and cash equivalents		3,299	2,559	30,325
		325,521	**288,686**	**282,115**
Non-current assets held for sale	5	683	683	0
		326,204	**289,369**	**282,115**
Total assets		**570,832**	**528,314**	**451,404**
EQUITY AND LIABILITIES				
Equity				
Share capital		37,135	37,135	18,568
Capital decrease, resolved but not yet implemented	6	(1,405)	0	0
Additional paid-in capital		35,190	35,190	53,757
Retained earnings	6	220,585	221,607	173,379
Revaluation reserve		(112)	(112)	0
Valuation reserves pursuant to IAS 39		789	519	865
Foreign currency translation reserve		(7,445)	(4,923)	(6,079)
		284,737	**289,416**	**240,490**
Minority interests		3,199	5,640	4,856
		287,936	**295,056**	**245,346**
Non-current liabilities				
Non-current financial liabilities		32,940	38,315	31,786
Non-current provisions		21,601	21,103	9,810
Deferred tax liabilities		5,569	5,668	5,569
Other non-current liabilities		1,080	1,176	3,775
		61,190	**66,262**	**50,940**
Current liabilities				
Current financial liabilities		54,234	43,598	22,573
Current provisions		13,518	14,063	22,751
Current tax liabilities		12,775	10,059	352
Other current liabilities	7	141,179	99,276	109,442
		221,706	**166,996**	**155,118**
Total equity and liabilities		**570,832**	**528,314**	**451,404**

Consolidated Income Statement

TEUR	Note	Jan–March 2008	Jan–March 2007
Revenue	8	**208,944**	**162,396**
Changes in inventories		11,936	7,024
Own work capitalised		10	24
Other operating income		3,035	2,159
Materials and external services		(118,038)	(89,109)
Staff costs		(43,698)	(34,285)
Depreciation, amortisation, and impairment expenses		(4,694)	(3,234)
Other operating expenses		(27,856)	(21,006)
Earnings before interest and taxes (EBIT)		**29,639**	**23,969**
Income from associated companies		1,050	3,093
Interest and other financial expenses		(1,054)	(380)
Net financial result		**(4)**	**2,713**
Profit before income tax		**29,635**	**26,682**
Income tax expense	9	(6,313)	(6,062)
Profit after income tax		**23,322**	**20,620**
attributable to			
Minority interests		**1,059**	**974**
Shareholders of PALFINGER AG (consolidated net profit for the period)		**22,263**	**19,646**
Earnings per share in EUR			
Earnings per share (undiluted and diluted)	6	0.63	0.56 [1]
Average number of outstanding shares (undiluted and diluted)		35,330,000	35,289,356 [1]

[1] Previous year's figures were converted pursuant to the stock split.

Consolidated Cash Flow Statement

TEUR	Jan–March 2008	Jan–March 2007
Profit before income tax	**29,635**	**26,682**
Cash flows from operating activities	10,881	7,890
Cash flows for investing activities	(11,787)	(15,474)
Cash flows from financing activities	1,678	7,373
Total cash flows	**772**	**(211)**
Free cash flow	**2,809**	**(6,891)**
Funds		
At 1 January	2,559	30,536
Effects of exchange rate fluctuations	(32)	0
At 31 March	**3,299**	**30,325**

Consolidated Statement of Changes in Equity

TEUR	Share capital	Capital decrease, resolved but not yet implemented	Additional paid-in capital	Retained earnings	Revaluation reserve	Valuation reserves pursuant to IAS 39	Foreign currency translation reserve	Total	Minority interests	Equity
	Equity attributable to the shareholders of PALFINGER AG									
At 1 Jan 2007	**18,568**	**0**	**53,757**	**171,034**	**0**	**776**	**(6,053)**	**238,082**	**3,882**	**241,964**
Total recognised income and expense for the period										
Income and expense directly recognised in equity										
Valuation gains/(losses)										
from cash flow hedges	0	0	0	0	0	(257)	0	**(257)**	0	**(257)**
Stock options acc. to IFRS 2	0	0	0	57	0	0	0	**57**	0	**57**
Actuarial gains/(losses) acc. to IAS 19	0	0	0	(2,183)	0	0	0	**(2,183)**	0	**(2,183)**
Other changes	0	0	0	(2,269)	(112)	0	1,130	**(1,251)**	0	**(1,251)**
	0	**0**	**0**	**(4,395)**	**(112)**	**(257)**	**1,130**	**(3,634)**	**0**	**(3,634)**
Profit after income tax	**0**	**0**	**0**	**73,978**	**0**	**0**	**0**	**73,978**	**4,090**	**78,068**
	0	**0**	**0**	**69,583**	**(112)**	**(257)**	**1,130**	**70,344**	**4,090**	**74,434**
Transactions with shareholders										
Dividends	0	0	0	(19,409)	0	0	0	**(19,409)**	(2,275)	**(21,684)**
Capital increase	18,567	0	(18,567)	0	0	0	0	**0**	0	**0**
Other changes	0	0	0	399	0	0	0	**399**	(57)	**342**
	18,567	**0**	**(18,567)**	**(19,010)**	**0**	**0**	**0**	**(19,010)**	**(2,332)**	**(21,342)**
At 31 Dec 2007	**37,135**	**0**	**35,190**	**221,607**	**(112)**	**519**	**(4,923)**	**289,416**	**5,640**	**295,056**
At 1 Jan 2008	**37,135**	**0**	**35,190**	**221,607**	**(112)**	**519**	**(4,923)**	**289,416**	**5,640**	**295,056**
Total recognised income and expense for the period										
Income and expense directly recognised in equity										
Valuation gains/(losses)										
from cash flow hedges	0	0	0	0	0	270	0	**270**	0	**270**
Stock options acc. to IFRS 2	0	0	0	11	0	0	0	**11**	0	**11**
Other changes	0	0	0	30	0	0	(2,522)	**(2,492)**	0	**(2,492)**
	0	**0**	**0**	**41**	**0**	**270**	**(2,522)**	**(2,211)**	**0**	**(2,211)**
Profit after income tax	**0**	**0**	**0**	**22,263**	**0**	**0**	**0**	**22,263**	**1,059**	**23,322**
	0	**0**	**0**	**22,304**	**0**	**270**	**(2,522)**	**20,052**	**1,059**	**21,111**
Transactions with shareholders										
Dividends	0	0	0	(24,731)	0	0	0	**(24,731)**	(3,500)	**(28,231)**
Simplified capital decrease	0	(1,405)	0	1,405	0	0	0	**0**	0	**0**
	0	**(1,405)**	**0**	**(23,326)**	**0**	**0**	**0**	**(24,731)**	**(3,500)**	**(28,231)**
At 31 March 2008	**37,135**	**(1,405)**	**35,190**	**220,585**	**(112)**	**789**	**(7,445)**	**284,737**	**3,199**	**287,936**

Segment Reporting

In accordance with the management approach as provided for by IFRS 8, financials are presented for the three segments CRANES, HYDRAULIC SYSTEMS & SERVICES, as well as VENTURES. The segment VENTURES was added to the previous secondary segments, and the values of the previous period modified accordingly.

The VENTURES segment contains in particular product development and strategic projects outside the previous segments as well as strategic human resource development for the implementation of PALFINGER's strategic objectives.

	Revenue	Revenue	EBIT	EBIT
TEUR	Jan–March 2008	Jan–March 2007	Jan–March 2008	Jan–March 2007
CRANES	143,726	117,941	31,434	24,417
HYDRAULIC SYSTEMS & SERVICES	65,218	44,455	(1,107)	(256)
VENTURES	–	–	(688)	(192)

Notes to the Interim Consolidated Financial Statements

General
PALFINGER AG is a public listed company headquartered in Salzburg, Austria, whose main business activity is the production of innovative hydraulic lifting, loading, and handling solutions along the interfaces of the transport chain.

Reporting Bases
In principle, the same accounting and valuation methods as used in the consolidated financial statements for the 2007 financial year were applied to these interim consolidated financial statements of PALFINGER AG and its subsidiaries as of 31 March 2008, which were prepared on the basis of IAS 34. The consolidated financial statements as of 31 December 2007 were prepared in line with the International Financial Reporting Standards (IFRS) valid at the reporting date and the relevant interpretations of the International Financial Reporting Interpretations Committee (IFRIC) to be applied within the European Union (EU). For further information on the individual accounting and valuation methods applied, reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2007.

The interim consolidated financial statements of PALFINGER AG were reviewed by the Group's auditor Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Salzburg, Austria.

Notes to the Interim Consolidated Financial Statements

Changes in Accounting and Valuation Methods
IFRS 8 was introduced as of 1 January 2008, i.e. sooner than required, and segment reporting adjusted to internal reporting. This change in reporting did not have any effect on earnings and did not change equity in the comparison period. Apart from that no changes in accounting and valuation methods were made.

Scope of Consolidation
The number of companies included in the interim consolidated financial statements has not changed since the last balance sheet date.

On 3 March 2008, the company name of PiR metal d.o.o., Croatia, was changed to Palfinger proizvodna tehnologija Hrvatska d.o.o.

Notes to the Consolidated Balance Sheet

(1) Investment Properties
The business site at Rijeka, Croatia, leased by Palfinger proizvodna tehnologija Hrvatska d.o.o., Croatia, to a related party has been recognised as investment property since January 2008.

Property held as investment property is measured at cost less accumulated depreciation. The depreciation on buildings is performed on a straight-line basis over a period ranging from eight to 50 years. The fair value of property held as investment property is determined by expert opinions that are prepared internally and using an income-cost approach.

(2) Investments in Associated Companies
The changes in investments in associated companies are shown in the following table:

TEUR	2008	2007
At 1 Jan	**11,951**	**8,054**
Share in the net profit or loss for the period	1,050	5,755
Dividends	0	(1,564)
Foreign currency translation	(122)	(45)
Change in consolidation method	0	(249)
At 31 March / 31 Dec	**12,879**	**11,951**

(3) Inventories
Inventories are broken down as follows:

TEUR	31 March 2008	31 Dec 2007
Materials and production supplies	60,291	59,123
Work in progress	34,620	30,687
Finished goods and goods for resale	71,344	61,769
Prepayments	758	315
Total	**167,013**	**151,894**

(4) Receivables and Other Current Assets
Receivables and other current assets comprise the following:

TEUR	31 March 2008	31 Dec 2007
Trade receivables	126,790	113,918
Receivables from associated companies	10,403	5,658
Receivables from derivative financial instruments	1,227	917
Receivables relating to social security and other taxes	9,841	7,515
Other receivables	3,049	3,065
Deferred expenses	2,363	1,957
Securities	72	82
Total	**153,745**	**133,112**

Receivables from associated companies in the amount of TEUR 10,403 (31 December 2007: TEUR 5,658) are due for merchandise sold or services performed.

Based on experience, allowances for doubtful debts were made in the amount of TEUR 3,841 (31 December 2007: TEUR 3,649).

(5) Non-current Assets Held for Sale
The properties in Weng, Austria, are expected to be sold in the 2008 financial year.

(6) Equity

In the Annual General Meeting on 26 March 2008, a dividend distribution from the consolidated net profit for the year of TEUR 24,731 was proposed and paid to the shareholders of PALFINGER AG on 2 April 2008. This corresponds to a dividend of EUR 0.70 (2007: EUR 0.55 after the stock split) per share.

The Annual General Meeting on 26 March 2008 also resolved on, but has not yet carried out, the simplified decrease of the issued share capital of PALFINGER AG pursuant to section 192 paragraph 3 (2) and section 192 paragraph 4 of the Austrian Stock Corporation Act (AktG) by TEUR 1,405, from TEUR 37,135 to TEUR 35,730, by cancelling 1,405,000 own shares. The purpose of this simplified capital decrease is to reduce the number of own shares.

On the basis of the consolidated net profit for the period in the amount of TEUR 22,263 (Jan–March 2007: TEUR 19,646) undiluted earnings per share were EUR 0.63 (Jan–March 2007: EUR 0.56 after the stock split). Diluted earnings per share were identical with undiluted earnings per share.

(7) Other Current Liabilities

Other current liabilities are broken down as follows:

TEUR	31 March 2008	31 Dec 2007
Trade payables	76,451	65,036
Liabilities to associated companies	1,809	888
Prepaid orders	2,081	2,479
Liabilities on accepted bills of exchange	348	392
Liabilities to employees	21,042	17,841
Liabilities relating to social security and other taxes	11,972	8,733
Other liabilities	27,295	3,588
Deferred income	181	319
Total	**141,179**	**99,276**

Liabilities due to associated companies in the amount of TEUR 1,809 (31 December 2007: TEUR 888) resulted from the provision of goods and services.

Notes to the Consolidated Income Statement

(8) Revenue and Seasonal Differences
Seasonal fluctuations in the revenues of PALFINGER AG occur due to the company holiday in the third quarter and the shutdown during the Christmas break in the fourth quarter.

(9) Income Tax Expense
The Group's effective tax rate, in other words, the total income tax expense expressed as a percentage of the profit before income tax, was 21.3 percent (Jan-March 2007: 22.7 percent).

TEUR	Jan–March 2008	Jan–March 2007
Profit before income tax	29,635	26,682
Income tax expense	(6,313)	(6,062)
Effective tax rate (percent)	**21.3%**	**22.7%**

Contingent Assets and Liabilities
There were no contingent assets as of 31 March 2008. The contingent liabilities have not changed considerably as compared to 31 December 2007. For further information reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2007.

Related Parties
As regards business transactions with related parties, no substantial changes occurred in comparison to 31 December 2007, with the exception of the leasing of the site in Rijeka, Croatia. All transactions with related parties are carried out on generally accepted market conditions. For further information on the individual business relations please see the consolidated financial statements of PALFINGER AG as of 31 December 2007 and note 1 to the interim consolidated financial statements.

Subsequent Events
There have been no material post-reporting period events which would require disclosure.

Report on the Audit Review (Translation)

Introduction
We have reviewed the accompanying interim consolidated financial statements of PALFINGER AG, Salzburg, Austria for the three-month period from 1 January 2008 to 31 March 2008. These interim consolidated financial statements comprise the balance sheet as of 31 March 2008, and the income statement, statement of changes in equity and cash flow statement for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. Our responsibility is to issue a conclusion on this interim financial information based on our review.

Scope of the Audit Review
We conducted our review in accordance with the statutory provisions and professional principles applicable in Austria and in compliance with the International Standard on Review Engagements 2400 "Engagements to Review Financial Statements". This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedure applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the Group at 31 March 2008, and of its financial performance, and its cash flows for the three-month period then ended in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU.

Report on Other Legal and Regulatory Requirements
We are required to perform review procedures whether the interim consolidated management report is consistent with the interim consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the Group.

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated management report for the Group is not consistent with the interim consolidated financial statements.

Salzburg, 22 April 2008
Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H.

Anna Flotzinger m.p.	**ppa. Christoph Fröhlich m.p.**
Chartered accountant	Chartered accountant

Shareholder Information

First Quarter 2008	
International Securities Identification Number (ISIN)	AT0000758305
Number of shares issued	37,135,000
Number of own shares	1,805,000
Price as of 31 March 2008	EUR 22.53
Earnings per share (Q1 2008)	EUR 0.63
Market capitalisation as of 31 March 2008 (excl. own shares)	TEUR 795,985

Share Price Development


120%
110%
100%
90%
80%
70%
2 Jan 2008
31 March 2008
18 Apr 2008
PALFINGER AG
ATX

Investor Relations

Hannes Roither
Phone +43 662 4684-2260, h.roither@palfinger.com

Daniela Werdecker
Phone +43 662 4684-2219, d.werdecker@palfinger.com

Fax +43 662 4684-2280
www.palfinger.com

Financial Calendar

6 August 2008
Publication of results for the first half 2008

6 November 2008
Publication of results for the first three quarters 2008



Minimal arithmetical differences may arise from the application of commercial rounding to individual items and percentages in the interim report.

The English translation of the PALFINGER report is for convenience. Only the German text is binding.

The product illustrated is not part of the LEGO® range. We would like to point out that this model is not available for purchase and that the LEGO Group has not marketed or produced this product.

PALFINGER AG · Franz-Wolfram-Scherer-Strasse 24 · 5101 Bergheim, Salzburg, Austria · www.palfinger.com

PALFINGER

HY-0108

Report on the
First Half 2008


BISON PALFINGER

The Building Blocks of Success

PALFINGER Financial Highlights

TEUR	HY1 2008	HY1 2007	HY1 2006	HY1 2005	HY1 2004
Income statement					
Revenue	423,452	340,592	289,004	253,853	190,604
EBITDA	69,246	57,976	45,777	42,517	22,858
EBITDA margin	16.4%	17.0%	15.8%	16.7%	12.0%
EBIT	59,618	50,993	39,015	37,233	17,168
EBIT margin	14.1%	15.0%	13.5%	14.7%	9.0%
Profit before tax	59,510	53,111	39,025	37,372	16,012
Consolidated net profit for the period	42,645	39,235	28,450	27,513	11,081
Balance sheet					
Total assets	591,047	469,223	393,178	343,458	297,229
Non-current operating assets	256,679	184,547	144,934	125,892	114,186
Net working capital (as of the reporting date)	156,069	115,170	93,184	82,958	60,480
Capital employed (as of the reporting date)	412,748	299,717	238,118	208,850	174,666
Liabilities	280,914	205,770	179,815	165,397	155,790
Equity	310,133	263,453	213,363	178,062	141,438
Equity ratio	52.5%	56.1%	54.3%	51.8%	47.6%
Net debt	102,615	36,264	23,271	30,788	32,853
Gearing	33.1%	13.8%	10.9%	17.3%	23.2%
Cash flow and investment					
Cash flows from operating activities	31,513	33,000	33,267	16,162	12,490
Free cash flow	6,126	1,496	28,339	10,405	7,464
Investment in property, plant, and equipment	28,178	33,969	7,382	6,321	4,988
Depreciation, amortisation, and impairment	9,628	6,983	6,762	5,284	5,690
Payroll					
Average payroll during the reporting period [1)]	4,490	3,720	3,388	2,911	2,464

[1)] Consolidated Group companies excluding equity shareholdings, as well as excluding apprentices, temporary workers, and workers employed for only very short periods.

Economic Background

Hampered by the re-emergence of the financial crisis, inflation on the rise, and high crude oil prices, global economic growth continued to slow down in the first half 2008. Nevertheless, the economic data reported by the individual markets turned out to be more robust than expected given the circumstances.

At the beginning of the year it looked as if the US economy could defy the financial crisis. As critical developments at the major US mortgage banks continued and inflation rose – reaching 5.0 percent in June 2008, its highest level since 1991 – the International Monetary Fund once again lowered its GDP forecast for 2008, this time to 4.1 percent.

Inflation also hit a record high in the eurozone. According to Eurostat prices rose by an average of 4.0 percent, which was mainly caused by the increase in the cost of oil. In July 2008 the European Central Bank raised its key interest rate by 0.25 percent to 4.25 percent in order to guarantee price stability in the medium term. The European construction industry has been strongly affected, in particular by a now more restrictive lending policy. Euroconstruct made a considerable downward adjustment of its forecasts for 2008 and 2009. Up to 2007 the sector recorded annual growth rates of more than 2.5 percent. The growth rate for 2008 is expected to be just 0.5 percent, mainly due to a decline in residential construction. It is anticipated that the slump will be particularly severe in the strongly growing Spanish market. In contrast, growth is expected to continue in the Eastern European countries.

During the first half 2008 a slowdown was also observed in the Asian markets. Nevertheless, it is expected that growth just above double-digit level will be continued, in particular due to robust economic performance in China. Strong growth in Latin America was mainly generated by the Brazilian economy which showed an increase in GDP of 5.8 percent in the first quarter 2008. It is, however, expected that growth rates will slow down to 4.3 percent, still a promising figure, in the course of the year.

The US dollar has managed to make up lost ground since April 2008; the negative trend has been stopped for the time being. On 30 June 2008 the euro was quoted at USD 1.57 (as compared to USD 1.46 on 1 January 2008 and USD 1.58 on 31 March 2008). The Chinese yuan and the Brazilian real showed similar developments and gained slightly as compared to their low figures at the end of the first quarter. At 30 June 2008 the price for one barrel of Brent was USD 141.39, which corresponds to an increase by just under 50 percent since the beginning of the year.

Reflecting the current uncertainties, international stock markets remained volatile.

Interim Report for the Period Ended 30 June 2008


Development of Revenue
TEUR
500,000
400,000
300,000
200,000
100,000
0
HY1 2008 | 423,452
HY1 2007 | 340,592
HY1 2006 | 289,004


Development of EBIT
TEUR
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
HY1 2008 | 59,618
HY1 2007 | 50,993
HY1 2006 | 39,015

Group Performance

In spite of this difficult economic framework, in the first half 2008 the PALFINGER Group once again reported the highest figures, both in terms of revenues and earnings, in the history of the Company. Revenues increased by 24.3 percent, from EUR 340.6 million in the first half 2007 to EUR 423.5 million. EBIT rose to EUR 59.6 million, exceeding the previous year's record figure of EUR 51.0 million by 16.9 percent. The EBIT margin amounted to 14.1 percent as compared to 15.0 percent in the first half of the previous year.

The rise in revenues reflected PALFINGER's strong market position, with the crane business in Europe and the good capacity utilisation in the production areas remaining the supporting pillars of the increases in revenues and earnings. In addition, the MBB Group, which was taken over at the end of 2007, contributed around EUR 33 million to the growth in revenues. However, the tail lift business is characterised by lower margins than the crane business; disregarding the contribution of MBB, the EBIT margin was kept at the previous year's level by means of organic growth. Results were also impacted by the relocation of all tail lift activities to the headquarters of MBB, which took place in the first half year.

Delivery times were reduced considerably in the first half 2008. This was made possible by the increased capacity and the active reduction of the order backlog during the first quarter, but also by market developments.
The performance of the individual markets in which PALFINGER is active varied greatly. While Spain, Great Britain, and Italy suffered severe market declines in part, important markets such as Germany and France as well as the Eastern European countries including Russia continued to highlight the great potential of PALFINGER products. The North American market performed better than expected in the second quarter, in particular in the crane area. South America developed into PALFINGER's second most important growth region, primarily due to the booming Brazilian market and the measures implemented in the region. Pleasing market success was also achieved by the expansion of the Asian market and the efforts taken in Africa.

After having adjusted material prices in the beginning of the year, PALFINGER is not expecting any further increases in prices for materials in 2008 as it has entered into long-term agreements. In addition, PALFINGER has started to deliberately build up inventories of critical components, such as high-tension steel for instance, in order to still be able to use the relatively short delivery times as a competitive advantage in the event of an upcoming market recovery.

Taking a look at the individual quarters it shows that the second quarter 2008, in spite of uncertain market conditions, matches the very strong first quarter. It was mainly due to the high order backlog that both revenues (Q1: EUR 208.9 million; Q2: EUR 214.5 million) and EBIT (Q1: EUR 29.6 million; Q2: EUR 30.0 million) were further increased in the course of the six-month period.

Group Assets, Finances, and Earnings

In spite of difficult market conditions, **revenue** increased by 24.3 percent to EUR 423.5 million (Jan–June 2007: EUR 340.6 million) in the first half 2008. Without taking into consideration the contribution from the MBB Group, which was taken over at the end of 2007, PALFINGER achieved organic growth in revenue of 14.6 percent.

Higher prices for raw materials in the procurement market, the structured stepping-up of inventories as well as the increase in trade receivables caused by higher revenues resulted in a rise in **net working capital** to EUR 156.1 million (31 Dec 2007: EUR 134.7 million). The **capital employed** was EUR 412.7 million on the reporting date (31 Dec 2007: EUR 373.1 million). This increase was caused by investments on the one hand and by the rise in net working capital on the other.

In the period under review, the **operating cash flow** went down from EUR 33.0 million in the same period of the previous year to EUR 31.5 million, which was primarily attributable to the increase in net working capital.

At 52.5 percent as of the reporting date (31 Dec 2007: 55.8 percent), the **equity ratio** remained at a high level. The **gearing ratio** went up due to the utilisation of short-term credit limits as increased funds were required in connection with the comprehensive investment programme, but at 33.1 percent (31 Dec 2007: 26.7 percent) it is still at a very low level.

Material Risks and Uncertainties in the Second Half 2008

The general risk situation has shifted as compared to the first half 2007. While a year ago the main risk factors were the expansion of capacities and the prevention of resulting losses in efficiency and bottlenecks, the most important risks now result from the declining demand in the CRANES segment, primarily in the core markets in Europe. Other focuses of risk management are issues such as productivity and quality of the services provided, the continuation of integration and turnaround projects, as well as consistently high raw material prices and the strengthening of PALFINGER's international values.

As market conditions continue to deteriorate, there is also the balance-sheet risk of having to adjust individual capitalised goodwill to the changed requirements.

Decline in Market Demand

The order intake recorded in the main European markets in recent months indicated a deceleration of market growth. It is assumed that in the second half 2008 it will not be possible to achieve the record results of the first half. In addition, a further decline in order intake would lead to an increase in inventories of raw materials because of existing purchase agreements with some suppliers of raw materials.

By consistently pursuing its internationalisation strategy over the past years, PALFINGER has succeeded in building up new markets in South America and Asia, which can be a cushion against negative developments in the Group's current core market Europe. In Brazil the necessary expansion of capacities and a changeover to new ERP systems are being carried out in order to be able to cope with market growth. Additional perspectives are being pursued in the VENTURES segment, which will have positive effects in the future.

Productivity and Quality of the Services Provided

A vital factor of PALFINGER's success is the high quality of its products and processes. In particular in times of low or declining order volumes there is the chance of placing increased focus on enhancing the quality and also in particular the productivity of processes. This is why the quality and process projects that have already been started will be further intensified.

Continuation of Integration Projects

The continuation of the ongoing integration projects is of crucial importance for the successful development of the Group. The identified potential synergies must be exploited. Professional project management is to ensure that the targets set will be reached.

Continuation of Turnaround Projects

Another important factor of success is the continuation of turnaround projects with consistent implementation and effective control mechanisms. The success achieved so far shows that the Group is headed in the right direction.

Changes in Prices and Margins

As raw material prices remain high and capacity utilisation deteriorates due to the market decline, fixed-cost recovery is also reduced. This increases the risk of not being able to keep up the currently high profit margins.
The high quality of its products and services has positioned PALFINGER very well as compared to its competitors.
In order to be able to maintain this competitive edge, PALFINGER has to sustain and expand its technology leadership. The new product innovations *High Performance* crane series and EPSOLUTION timber and recycling cranes will consolidate this position.

Corporate Culture and Values

PALFINGER is dealing intensively with the consolidation of its value system which is based on the cornerstones of entrepreneurship, respect, and learning. PALFINGER's value-oriented management is supported by various activities

and projects for the employees. The aim is to counteract signs of pessimism when order intake is on the decline. Highly motivated employees are a decisive factor for generating sustainable competitive advantages.

A continuously developing risk management system, which is uniformly organised throughout the Company, ensures that risk management strategies are developed and implemented in the best possible manner. At the moment, there are no discernible risks that might jeopardise the continued existence of the Company.

Other Events

Herbert Ortner, Chief Marketing Officer since 2003, was appointed the new Chief Executive Officer of PALFINGER AG with effect as of 19 June 2008. He succeeds Wolfgang Anzengruber, who will leave the Management Board of PALFINGER AG in August 2008 to take over a position at the top of the Austrian energy group Verbund at the beginning of 2009. Starting from 1 January 2009, his present position as Chief Financial Officer will be held by Christoph Kaml, who is currently in charge of managing the North America area.

Since the beginning of 2008 the international growth strategy of the tail lift product area has been supported by the acquisition of the MBB Group. Organised as an independent unit, the strengths of MBB are successfully and efficiently bundled with the competences of PALFINGER. In the second quarter the assembly of the former PALGATE products was transferred to MBB in Ganderkesee, Germany. It is planned to exploit additional synergies arising from the cooperation of these companies, primarily in the services area, in the months to come.

In June 2008 the takeover of the ELEVANT unit of the German WUMAG GmbH was announced. The acquisition is subject to the approval of the antitrust authorities and will sustainably strengthen PALFINGER's aerial work platform business and complete its product portfolio in the upper performance class. In Central Europe, this will make PALFINGER the number one in this sector with a market share of around 15 percent.

Under its investment programme launched in 2006 PALFINGER will make further investments worth around EUR 60 million in 2008. After having focused on capacity expansion in the past two years, the new emphasis will be on process improvements and further quality enhancements and consequently also on potential for rationalisation.

The cancellation of 1,405,000 of PALFINGER AG's own shares, which had been resolved on by the Annual General Meeting on 26 March 2008, was carried out on 28 May 2008. This resulted in an adjustment of the capital structure of the Company.

In recognition of its outstanding performance and the good investor-relations strategy pursued during 2007 PALFINGER received the Stock Exchange Award of the Vienna Stock Exchange and took third place in the Shareholder Value Award of the Austrian magazine FORMAT. In spite of the continued success of the Company and

intensive communications with investors, the PALFINGER share could not avoid the trends on the stock markets in the first half 2008 and recorded a decline in prices of more than 15 percent. On 30 June 2008 the share closed at EUR 21.10 as compared to a share price of EUR 25.62 at the end of 2007. As of 25 March 2008 the share was re-included in the ATX, the leading stock market index of the Austrian Stock Exchange.

Every two years PALFINGER prepares a sustainability report in order to present sustainable trends and developments. The report for the period 2006/07, which is certified by the Global Reporting Initiative, was published at the end of July and can be ordered from Investor Relations or at www.palfinger.com, Investor Relations, Info Service.

In the first quarter 2008 PALFINGER formed a new segment called VENTURES, which comprises all strategic initiatives of the Group – both regional and product-related – from their development phase to operational maturity. At the same time, segment reporting was focused on the product divisions and the newly created segment, thereby harmonising the external reporting with the internal controlling structure. The previous year's figures for the segments CRANES and HYDRAULIC SYSTEMS & SERVICES have been adjusted accordingly.

Performance by Segment

CRANES

The high order backlog at the beginning of the year in combination with increased capacity and productivity as compared to the previous year, made yet another record half year possible in this segment. In the first half 2008 revenues in the CRANES segment increased by 17.1 percent as compared to the same period of the previous year, from EUR 248.5 million to EUR 291.0 million. EBIT rose from EUR 50.8 million to EUR 61.1 million, which corresponds to an increase of 20.3 percent. These excellent results reflect the increased share of timber and recycling cranes and the positive development of the South American market and have resulted in a further improvement of the EBIT margin.

In the field of truck-mounted cranes, the uncertain market development resulted in a shift of the product mix towards smaller cranes in the second quarter. In Europe, increases in revenues were posted primarily by Germany, France, Scandinavia, and Eastern Europe including Russia, while in South America the main contributing countries were Chile and Brazil. The promising markets in Asia and Africa also showed pleasing performances. In contrast, serious losses were incurred primarily in Spain, Great Britain, and Italy. The cancellation of wildcard orders by dealers as encouraged by PALFINGER, the capacity increases achieved, and the less overheated market demand resulted in a distinct general reduction of delivery times. Capacity planning for the upcoming quarters of 2008 has been adapted to the changed market situation in several steps.

The EPSILON business continued to be characterised by improved market conditions, as reflected by the high number of new orders placed particularly in the traditional onroad area. The capacity and process adaptations carried out led to a considerable increase in assembly volumes, mainly in the second quarter. The presentation of

the new crane series EPSOLUTION made it possible to further expand the innovative advantage over competitors. The changeover of all models will take place in a "big bang" in the third quarter 2008.

In the area of the South American telescopic cranes, the cooperation with SENNEBOGEN has proven a material success factor. Based on the high order backlog and the resulting long delivery times, PALFINGER started to demand prepayments for new orders in the second quarter.

HYDRAULIC SYSTEMS & SERVICES

In the HYDRAULIC SYSTEMS & SERVICES segment revenue went up by 43.8 percent as compared to the first half 2007, from EUR 92.1 million to EUR 132.5 million. Around EUR 33 million of this increase were contributed by the acquisition of the MBB Group at the end of 2007. EBIT came to EUR 0.1 million, which is slightly below the previous year's figure of EUR 0.9 million. This decrease was caused primarily by the transfer of all former Continental European tail lift activities to the MBB headquarters in Germany and the subsequent discontinuation of PALGATE production in Austria, which was completed during the period under review. The major part of the transfer costs was incurred in the first quarter 2008 and in the second quarter the loss suffered in the first quarter was compensated by an EBIT of EUR 1.3 million.

The PALIFT division was able to intensify its market development strategy on the basis of the process improvements achieved in manufacturing. First successes were recorded at the end of the second quarter. Given the increased production costs, in particular on the part of the suppliers, it is currently tried to identify further potential for improvement.

In the TAIL LIFT product division the implementation of the internationalisation strategy is in full swing with the consolidation of MBB. The phase-out of the former product line PALGATE and the poor development of the US dollar prevented the results from being even more pronounced. In the RATCLIFF area, output figures were raised considerably as compared to the first half 2007.

In the RAILWAY business, existing orders were filled in the first half 2008 and new orders were obtained. Due to changes in the product mix regarding both products and countries there was a short-term decrease in contribution margins in spite of an increase in revenues. The order backlog guarantees a good performance in the second half 2008 and suggests an increase in revenues of at least 50 percent for 2009.

The CRAYLER area in North America is still affected by weak demand. A reduction in market volume was also noticeable in Europe in the second quarter, which will now be counteracted by the launch of a targeted marketing campaign.

In the BISON division the first aerial work platforms for the trend-setting 3.5 t TA series were delivered in the first quarter 2008. Bottlenecks in the supply of telescopes and further adjustments of the new platforms dampened expected revenues in the first half year. Nevertheless the success of the product and process measures was seen in the improvement of results as compared to the first half of the previous year. With the acquisition of the ELEVANT unit of the German WUMAG GmbH, which is subject to the approval of the antitrust authorities, PALFINGER has achieved another milestone in this field.

The SERVICES area improved considerably, in particular in the second quarter, as compared to the previous quarter. Although the development and expansion of the supporting service activities, in particular in Asia and South America, has been completed, it still reduces results, but in the long-term it will contribute to an improvement of revenues and earnings.

VENTURES

In the VENTURES segment, which was established within the Group's organisation at the beginning of this year, PALFINGER bundles all future projects at their development stages. The aim of separating this area from the operating business is to guarantee a targeted focus on building up new fields of business and continuing market development.

Moreover, a special pool of employees, composed of internal and external members, will be set up for the strategic activities, which amongst other things will closely cooperate with external educational institutes. This is done primarily to ensure the availability of sufficient personnel in order to meet PALFINGER's growth targets. In the second quarter the first participants were admitted to this programme.

In the first half 2008 PALFINGER expanded its assembly plant in Shenzhen, China, into a production location, drawing on previously gained market experience. The advantage is that specific features of the market can be taken into account and dependency on third-party suppliers reduced. The first hook loaders manufactured at this plant will be delivered at the end of 2008.

The acquisition of the ELEVANT unit of WUMAG was made in the second quarter 2008; the final approval of the relevant authorities is expected to be granted in the summer months. After closing of this transaction, this product area will be assigned to the aerial work platform division within the HYDRAULIC SYSTEMS & SERVICES segment.

As the projects included in this segment do not generate revenues, only their costs are reported. In the first half 2008 EBIT in the VENTURES segment amounted to EUR – 1.6 million as compared to EUR – 0.7 million in the first quarter. This rise reflects the increase in activities.

Outlook

From today's point of view, the future market development is regarded as ambivalent. In spite of weaknesses in individual markets such as Spain, Great Britain, Italy, and the US, leading indicators point to a reversal of the trend, in particular in the US. The market situation in Central and Eastern Europe is expected to remain stable even though the overheating will not be as strong as in the previous year. Similar to Europe in the previous year, the market in South America is growing solidly. The macro-economic development will remain an important factor for the further business development in the second half 2008.

On the basis of the strong first six months and the inorganic growth achieved in 2008, management expects double-digit revenue growth throughout 2008, even though the growth rates will fall short of those recorded in previous periods. The uncertain market situation is likely to result in a reflection of seasonal differences with higher growth figures in the first half in decreased organic revenues in the second half 2008.

The turnaround in HYDRAULIC SYSTEMS is also going to support the development of results throughout 2008. At the same time, however, it must be taken into consideration that PALFINGER has increased the importance of tail lifts, which generate lower margins than cranes, within the Group by acquiring MBB. In addition, the fair value valuation in the course of the initial consolidation of WUMAG will probably result in a dilution of the EBIT margin. Against this backdrop and taking into consideration the weaker market environment, management expects a decline in the consolidated EBIT margin.

The investment programme currently still underway will be completed in 2008. On the basis of the increases in capacities already achieved, the focus will now be increasingly on exploiting the potential for optimising the effectiveness and efficiency of the production processes. This will put PALFINGER in a position to continue to shorten delivery periods.

In particular under the currently difficult market circumstances the PALFINGER Group will benefit from its well-established regional, product-oriented, and financial position which enables it to actively participate in the consolidation process and makes PALFINGER a successful business partner in the long-term.

Consolidated Balance Sheet

TEUR	Note	30 June 2008	31 Dec 2007	30 June 2007
ASSETS				
Non-current assets				
Intangible assets		52,586	54,609	30,275
Property, plant, and equipment		167,505	149,990	126,688
Investment properties	1	1,104	0	0
Investments in associated companies	2	14,522	11,951	10,559
Deferred tax assets		18,738	19,663	15,159
Other non-current assets		2,795	2,732	2,685
		257,250	**238,945**	**185,366**
Current assets				
Inventories	3	174,477	151,894	135,748
Receivables and other current assets	4	152,735	133,112	122,050
Current tax receivables		1,561	1,121	7,258
Cash and cash equivalents		4,341	2,559	18,801
		333,114	**288,686**	**283,857**
Non-current assets held for sale	5	683	683	0
		333,797	**289,369**	**283,857**
Total assets		**591,047**	**528,314**	**469,223**
EQUITY AND LIABILITIES				
Equity				
Share capital	6	35,730	37,135	37,135
Additional paid-in capital	6	30,137	35,190	35,190
Retained earnings	6	245,877	221,607	190,111
Revaluation reserve		(112)	(112)	0
Valuation reserves pursuant to IAS 39		526	519	585
Foreign currency translation reserve		(6,787)	(4,923)	(3,055)
		305,371	**289,416**	**259,966**
Minority interests		4,762	5,640	3,487
		310,133	**295,056**	**263,453**
Non-current liabilities				
Non-current financial liabilities		35,318	38,315	31,156
Non-current provisions		21,972	21,103	15,458
Deferred tax liabilities		5,077	5,668	245
Other non-current liabilities		1,144	1,176	4,087
		63,511	**66,262**	**50,946**
Current liabilities				
Current financial liabilities		72,963	43,598	24,751
Current provisions		14,614	14,063	16,919
Current tax liabilities		16,331	10,059	15,498
Other current liabilities	7	113,495	99,276	97,656
		217,403	**166,996**	**154,824**
Total equity and liabilities		**591,047**	**528,314**	**469,223**

Consolidated Income Statement

TEUR	Note	Apr–June 2008	Apr–June 2007	Jan–June 2008	Jan–June 2007
Revenue	8	**214,508**	**178,196**	**423,452**	**340,592**
Changes in inventories		(706)	4,298	11,230	11,322
Own work capitalised		0	12	10	36
Other operating income		2,275	1,654	5,310	3,813
Materials and external services		(113,300)	(96,155)	(231,338)	(185,264)
Staff costs		(41,252)	(34,075)	(84,950)	(68,360)
Depreciation, amortisation, and impairment expenses		(4,934)	(3,749)	(9,628)	(6,983)
Other operating expenses		(26,612)	(23,157)	(54,468)	(44,163)
Earnings before interest and taxes (EBIT)		**29,979**	**27,024**	**59,618**	**50,993**
Income from associated companies		1,520	976	2,570	4,069
Interest and other financial expenses		(1,624)	(1,571)	(2,678)	(1,951)
Net financial result		**(104)**	**(595)**	**(108)**	**2,118**
Profit before income tax		**29,875**	**26,429**	**59,510**	**53,111**
Income tax expense	9	(7,930)	(5,934)	(14,243)	(11,996)
Profit after income tax		**21,945**	**20,495**	**45,267**	**41,115**
attributable to					
Minority interests		**1,563**	**906**	**2,622**	**1,880**
Shareholders of PALFINGER AG (consolidated net profit for the period)		**20,382**	**19,589**	**42,645**	**39,235**

Earnings per share in EUR	Note				
Earnings per share (undiluted and diluted)	6			1.21	1.11
Average number of outstanding shares (undiluted and diluted)				35,340,740	35,329,356

Consolidated Cash Flow Statement

TEUR	Jan–June 2008	Jan–June 2007
Profit before income tax	**59,510**	**53,111**
Cash flows from operating activities	31,513	33,000
Cash flows for investing activities	(27,392)	(33,393)
Cash flows for financing activities	(2,322)	(11,342)
Total cash flows	**1,799**	**(11,735)**
Funds		
At 1 January	2,559	30,536
Effects of exchange rate fluctuations	(17)	0
At 30 June	**4,341**	**18,801**

Consolidated Statement of Changes in Equity

TEUR	Equity attributable to the shareholders of PALFINGER AG								
	Share capital	Additional paid-in capital	Retained earnings	Revaluation reserve	Valuation reserves pursuant to IAS 39	Foreign currency translation reserve	Total	Minority interests	Equity
At 1 Jan 2007	18,568	53,757	171,034	0	776	(6,053)	238,082	3,882	241,964
Total recognised income and expense for the period									
Income and expense directly recognised in equity									
Valuation gains/(losses)									
from cash flow hedges	0	0	0	0	(191)	0	(191)	0	(191)
Stock options acc. to IFRS 2	0	0	34	0	0	0	34	0	34
Other changes	0	0	0	0	0	2,998	2,998	0	2,998
	0	0	34	0	(191)	2,998	2,841	0	2,841
Profit after income tax	0	0	39,235	0	0	0	39,235	1,880	41,115
	0	0	39,269	0	(191)	2,998	42,076	1,880	43,956
Transactions with shareholders									
Dividends	0	0	(19,409)	0	0	0	(19,409)	(2,275)	(21,684)
Capital increase	18,567	(18,567)	0	0	0	0	0	0	0
Other changes	0	0	(783)	0	0	0	(783)	0	(783)
	18,567	(18,567)	(20,192)	0	0	0	(20,192)	(2,275)	(22,467)
At 30 June 2007	37,135	35,190	190,111	0	585	(3,055)	259,966	3,487	263,453
At 1 Jan 2008	37,135	35,190	221,607	(112)	519	(4,923)	289,416	5,640	295,056
Total recognised income and expense for the period									
Income and expense directly recognised in equity									
Valuation gains/(losses)									
from cash flow hedges	0	0	0	0	7	0	7	0	7
Stock options acc. to IFRS 2	0	0	22	0	0	0	22	0	22
Other changes	0	0	(234)	0	0	(1,864)	(2,098)	0	(2,098)
	0	0	(212)	0	7	(1,864)	(2,069)	0	(2,069)
Profit after income tax	0	0	42,645	0	0	0	42,645	2,622	45,267
	0	0	42,433	0	7	(1,864)	40,576	2,622	43,198
Transactions with shareholders									
Dividends	0	0	(24,731)	0	0	0	(24,731)	(3,500)	(28,231)
Simplified capital decrease	(1,405)	(5,053)	6,458	0	0	0	0	0	0
Other changes	0	0	110	0	0	0	110	0	110
	(1,405)	(5,053)	(18,163)	0	0	0	(24,621)	(3,500)	(28,121)
At 30 June 2008	35,730	30,137	245,877	(112)	526	(6,787)	305,371	4,762	310,133

Segment Reporting

In accordance with the management approach as provided for by IFRS 8, financials are presented for the three segments CRANES, HYDRAULIC SYSTEMS & SERVICES, as well as VENTURES. The segment VENTURES was added to the previous secondary segments in the first quarter 2008, and the values of the previous period modified accordingly.

The VENTURES segment contains in particular new product development and strategic projects outside the previous segments as well as strategic human resource development for the implementation of PALFINGER's strategic objectives.

	Revenue	Revenue	EBIT	EBIT
TEUR	**Jan–June 2008**	**Jan–June 2007**	**Jan–June 2008**	**Jan–June 2007**
CRANES	290,958	248,467	61,088	50,761
HYDRAULIC SYSTEMS & SERVICES	132,494	92,125	146	909
VENTURES	–	–	(1,616)	(677)
PALFINGER Group	**423,452**	**340,592**	**59,618**	**50,993**

Notes to the Interim Consolidated Financial Statements

General
PALFINGER AG is a public listed company headquartered in Salzburg, Austria, whose main business activity is the production of innovative hydraulic lifting, loading, and handling solutions along the interfaces of the transport chain.

Reporting Bases
In principle, the same accounting and valuation methods as used in the consolidated financial statements for the 2007 financial year were applied to these interim consolidated financial statements of PALFINGER AG and its subsidiaries as of 30 June 2008, which were prepared on the basis of IAS 34. The consolidated financial statements as of 31 December 2007 were prepared in line with the International Financial Reporting Standards (IFRS) valid at the reporting date and the relevant interpretations of the International Financial Reporting Interpretations Committee (IFRIC) to be applied within the European Union (EU). For further information on the individual accounting and valuation methods applied, reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2007.

The interim consolidated financial statements of PALFINGER AG were reviewed by the Group's auditor Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Salzburg, Austria.

Changes in Accounting and Valuation Methods
IFRS 8 was introduced as of 1 January 2008, i.e. sooner than required, and segment reporting adjusted to internal reporting. This change in reporting did not have any effect on earnings and did not change equity in the comparison period. Apart from that no changes in accounting and valuation methods were made.

Scope of Consolidation
The number of companies included in the interim consolidated financial statements has changed since the last balance sheet date as Star Palfinger Equipment India Pvt. Ltd., India, was founded.

On 14 September 2007 PALFINGER entered into a distribution joint venture agreement with one of the leading automobile trading companies in India, Western Auto L.L.C., Dubai. Western Auto L.L.C. is part of the ETA-Ascon-Group. The Dubai-based group operates in India in the construction, transport, real estate, and automotive business sectors. Star Palfinger Equipment India Pvt. Ltd., India, was founded on 15 May 2008 and is owned by Palfinger Asia Pacific Pte. Ltd. (26 percent), Western Auto L.L.C. (23 percent), and Mr. Hameed Salahuddin (51 percent), a member

of the family owning Western Auto L.L.C. The joint venture comprises import, marketing, distribution, and service, for the time being, for selected PALFINGER crane models.

On 24 June 2008 PALFINGER finalised the takeover of the ELEVANT unit of the German WUMAG GmbH, one of the three largest manufacturers of truck-mounted aerial work platforms. The acquisition is subject to the approval of Austrian and German antitrust authorities. WUMAG has three production sites in Germany and focuses on truck-mounted platforms (17 to 100m working height), van mounts, as well as aerial fire-fighting platforms. This will thus be a good supplement to PALFINGER's BISON aerial work platform portfolio and the production and sales capacities existing in Germany. With a staff of 225 employees the ELEVANT unit of WUMAG achieved revenues of EUR 44.0 million in 2007.

WUMAG produces and distributes, among other products, a broad range of aerial work platforms, and the large-size platforms, in particular, will complete PALFINGER's product portfolio. The 7.5 t series – the comparable equivalent of BISON – is situated in another market segment. In addition to BISON, PALFINGER plans to keep WUMAG as a second brand in the field of aerial work platforms, while at the same time making use of synergies from common research and development, purchase, production, sales, and servicing. This will also be made possible by the geographical proximity of the production sites. Consequently, WUMAG will continue to exist as a separate brand, and the three current sites will be maintained as well.

Notes to the Consolidated Balance Sheet

(1) Investment Properties

The business site at Rijeka, Croatia, leased by Palfinger proizvodna tehnologija Hrvatska d.o.o., Croatia, to a related party has been recognised as investment property since January 2008.

Property held as investment property is measured at cost less accumulated depreciation. The depreciation on buildings is performed on a straight-line basis over a period ranging from eight to 50 years. The fair value of property held as investment property is determined by expert opinions that are prepared internally and using an income-cost approach.

(2) Investments in Associated Companies

The changes in investments in associated companies are shown in the following table:

TEUR	2008	2007
At 1 Jan	**11,951**	**8,054**
Additions	117	0
Share in the net profit or loss for the period	2,570	5,755
Dividends	0	(1,564)
Foreign currency translation	(116)	(45)
Change in consolidation method	0	(249)
At 30 June / 31 Dec	**14,522**	**11,951**

(3) Inventories

Inventories are broken down as follows:

TEUR	30 June 2008	31 Dec 2007
Materials and production supplies	70,405	59,123
Work in progress	43,258	30,687
Finished goods and goods for resale	60,438	61,769
Prepayments	376	315
Total	**174,477**	**151,894**

(4) Receivables and Other Current Assets

Receivables and other current assets comprise the following:

TEUR	30 June 2008	31 Dec 2007
Trade receivables	128,369	113,918
Receivables from associated companies	9,136	5,658
Receivables from derivative financial instruments	819	917
Receivables relating to social security and other taxes	8,941	7,515
Other receivables	3,086	3,065
Deferred expenses	2,313	1,957
Securities	71	82
Total	**152,735**	**133,112**

Receivables from associated companies in the amount of TEUR 9,136 (31 December 2007: TEUR 5,658) are due for merchandise sold or services performed.

Based on experience, allowances for doubtful debts were made in the amount of TEUR 4,292 (31 December 2007: TEUR 3,649).

(5) Non-current Assets Held for Sale

The properties in Weng, Austria, are expected to be sold in the 2008 financial year.

(6) Equity

In the Annual General Meeting on 26 March 2008, a dividend distribution from the consolidated net profit for the year of TEUR 24,731 was proposed and paid to the shareholders of PALFINGER AG on 2 April 2008. This corresponds to a dividend of EUR 0.70 (2007: EUR 0.55 after the stock split) per share.

Notes to the Interim Consolidated Financial Statements

As resolved by the Annual General Meeting of 26 March 2008, the simplified decrease of the issued share capital of PALFINGER AG pursuant to section 192 paragraph 3 (2) and section 192 paragraph 4 of the Austrian Stock Corporation Act (AktG) by TEUR 1,405, from TEUR 37,135 to TEUR 35,730, by cancelling 1,405,000 own shares was carried out with effect as of 28 May 2008. PALFINGER has retained the remaining own shares for purposes of stock option programmes.

Own shares deducted from retained earnings developed as follows:

Shares	2008	2007
At 1 Jan	**1,805,000**	**461,411**
Exercise of stock option	(24,000)	(10,000)
Compensation of minority shareholder	0	(161)
Simplified capital decrease	(1,405,000)	0
	376,000	**451,250**
4-for-1 stock split as of 29 June 2007		1,805,000
At 30 June / 31 Dec	**376,000**	**1,805,000**

On the basis of the consolidated net profit for the period in the amount of TEUR 42,645 (Jan–June 2007: TEUR 39,235) undiluted earnings per share were EUR 1.21 (Jan–June 2007: EUR 1.11). Diluted earnings per share were identical with undiluted earnings per share.

(7) Other Current Liabilities

Other current liabilities are broken down as follows:

TEUR	30 June 2008	31 Dec 2007
Trade payables	76,033	65,036
Liabilities to associated companies	764	888
Prepaid orders	3,027	2,479
Liabilities on accepted bills of exchange	104	392
Liabilities to employees	17,932	17,841
Liabilities relating to social security and other taxes	11,912	8,733
Other liabilities	3,563	3,588
Deferred income	160	319
Total	**113,495**	**99,276**

Liabilities due to associated companies in the amount of TEUR 764 (31 December 2007: TEUR 888) resulted from the provision of goods and services.

Notes to the Consolidated Income Statement

(8) Revenue and Seasonal Differences
Seasonal fluctuations in the revenues of PALFINGER AG occur due to the company holiday in the third quarter and the shutdown during the Christmas break in the fourth quarter.

(9) Income Tax Expense
The Group's effective tax rate, in other words, the total income tax expense expressed as a percentage of the profit before income tax, was 23.9 percent (Jan-June 2007: 22.6 percent).

TEUR	Jan–June 2008	Jan–June 2007
Profit before income tax	59,510	53,111
Income tax expense	(14,243)	(11,996)
Effective tax rate	**23.9%**	**22.6%**

Contingent Assets and Liabilities
There were no contingent assets as of 30 June 2008. The contingent liabilities have not changed considerably as compared to 31 December 2007.

For further information reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2007.

Stock Option Programme
In 2003 PALFINGER AG implemented a stock option programme for members of the Management Board.
For further information on this stock option programme reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2007.

The stock options developed as follows:

Number of stock options	2008	2007
At 1 Jan	**28,000**	**38,000**
Options granted	0	0
Options expired	0	0
Options exercised	6,000	10,000
Options lapsed	0	0
At 30 June / 31 Dec	**22,000**	**28,000**

Notes to the Interim Consolidated Financial Statements

By means of exercise declaration of 10 April 2008, Mr. Eduard Schreiner exercised 6,000 stock options and had 24,000 shares from the own shares of PALFINGER AG transferred to him for a purchase price of EUR 3.82 per share.

	Herbert Ortner	Wolfgang Pilz	Wolfgang Anzengruber
Number of stock options	6,000	6,000	10,000
Exercise price in EUR after stock split	5.78	5.78	9.84
Exercise period within 12 weeks after the Annual General Meeting	2009	2009	2010
Price of a Bermudan option in EUR as of the valuation date *	7.08	7.08	12.7
Underlying volatility	28.00%	28.00%	27.10%
Valuation date	16 Apr 2004	16 Apr 2004	13 Apr 2005
Price in EUR at valuation date after stock split	6.93	6.93	11.50

*) Valuation model used at the key date: binomial model

Related Parties

As regards business transactions with related parties, no substantial changes occurred in comparison to 31 December 2007, with the exception of the leasing of the site in Rijeka, Croatia. All transactions with related parties are carried out on generally accepted market conditions. For further information on the individual business relations please see the consolidated financial statements of PALFINGER AG as of 31 December 2007 and note 1 to the interim consolidated financial statements.

Subsequent Events

There have been no material post-reporting period events which would require disclosure.

Declaration of Legal Representatives

We confirm, to the best of our knowledge, that the interim consolidated financial statements as of 30 June 2008, prepared in accordance with the applicable accounting standards, give a true and fair view of the Group's assets, finances, and earnings and that the management report as of 30 June 2008 gives a true and fair view of the Group's assets, liabilities, and earnings with a view to important events that have occurred during the first six months of the 2008 financial year and their impact on the interim consolidated financial statements as of 30 June 2008, the principal risks and uncertainties for the remaining six months of the 2008 financial year, and the disclosed material transactions with related parties.

Salzburg, 23 July 2008

The Management Board of PALFINGER AG

Herbert Ortner m.p. **Wolfgang Anzengruber m.p.** **Wolfgang Pilz m.p.** **Martin Zehnder m.p.**

Report on the Audit Review (Translation)

Introduction

We have reviewed the accompanying interim consolidated financial statements of PALFINGER AG, Salzburg, Austria for the six-month period from 1 January 2008 to 30 June 2008. These interim consolidated financial statements comprise the balance sheet as of 30 June 2008, and the income statement, statement of changes in equity, and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of this interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.
Our responsibility is to issue a conclusion on this interim financial information based on our review.

Scope of the Audit Review

We conducted our review in accordance with the statutory provisions and professional principles applicable in Austria and in compliance with the International Standard on Review Engagements 2400 "Engagements to Review Financial Statements". This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedure applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Report on the Audit Review (Translation)

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the Group at 30 June 2008, and of its financial performance and its cash flows for the six-month period then ended in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU.

Report on Other Legal and Regulatory Requirements
We are required to perform review procedures whether the interim consolidated management report is consistent with the interim consolidated financial statements and whether the other disclosures made in the interim consolidated management report do not give rise to misconception of the position of the Group.

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated management report for the Group is not consistent with the interim consolidated financial statements.

Salzburg, 23 July 2008

Ernst & Young
Wirtschaftsprüfungsgesellschaft m.b.H.

Anna Flotzinger m.p.	**ppa. Christoph Fröhlich m.p.**
Chartered accountant	Chartered accountant

Investor Relations

Hannes Roither
Phone +43 662 4684-2260
h.roither@palfinger.com

Daniela Werdecker
Phone +43 662 4684-2219
d.werdecker@palfinger.com

Fax +43 662 4684-2280
www.palfinger.com

Shareholder Information

First Half 2008	
International Securities Identification Number (ISIN)	AT0000758305
Number of shares issued	35,730,000
Number of own shares	376,000
Price as of 30 June 2008	EUR 21.10
Earnings per share (HY1 2008)	EUR 1.21
Market capitalisation as of 30 June 2008 (excl. own shares)	TEUR 745,969

Share Price Development


120%
110%
100%
90%
80%
70%
60%
2 Jan 2008
31 March 2008
30 June 2008
25 July 2008
PALFINGER AG
ATX

Financial Calendar

6 November 2008
Publication of results for the first three quarters 2008

25 February 2009
Balance sheet press conference

25 March 2009
Annual General Meeting

5 May 2009
Publication of results for the first quarter 2009

5 August 2009
Publication of results for the first half 2009

5 November 2009
Publication of results of the first three quarters 2009

Minimal arithmetical differences may arise from the application of commercial rounding to individual items and percentages in the interim report.

The English translation of the PALFINGER report is for convenience. Only the German text is binding.

END

PALFINGER

PALFINGER AG · Franz-Wolfram-Scherer-Strasse 24 · 5101 Bergheim, Salzburg, Austria · www.palfinger.com